Attachment A
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Securities beneficially owned by Dr. Rosenwald are presented on an as-converted basis and consist of the following:

1. 3,990,000 shares of Common Stock and Warrants to purchase 3,950,000 share of Common Stock owned directly by Dr. Rosenwald;

2. 2,666,666 shares of Common Stock and Warrants to purchase 2,666,666 shares of Common Stock, owned by BioMedical Investment Group, LLC ("BIG") of which Dr. Rosenwald is the Managing Member. Dr. Rosenwald disclaims beneficial ownership of securities owned by BIG except to the extent of his pecuniary interest therein, if any.